Exhibit 99.2

PINNACLE FOOD GROUP LIMITED 600 837 WEST HASTINGS STREET VANCOUVER, BC, V6C 2X1, CANADA SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: T04065-Z93933 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY PINNACLE FOOD GROUP LIMITED The Board of Directors recommends you vote FOR the following proposals: 1. INCREASE THE NUMBER OF VOTES PER SHARE OF CLASS B COMMON STOCK FROM FIVE (5) TO TWENTY (20). 2. APPROVAL OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION TO REFLECT THE INCREASE IN CLASS B COMMON STOCK VOTING RIGHTS. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For Against Abstain Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:The Notice and Proxy Statement, Annual Report and Form 20-F are available at www.proxyvote.com. T04066-Z93933 PINNACLE FOOD GROUP LIMITED SPECIAL MEETING OF SHAREHOLDERS OCTOBER 2, 2026 9:00 A.M. EASTERN TIME THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) Jiulong You and Yunhao Chen, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of PINNACLE FOOD GROUP LIMITED that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholders to be held at 9:00 a.m. Eastern Time, on October 2, 2026, in person at Units 603, 6th Floor, Building 8, 19 Research Road, HSITP, Lok Ma Chau, New Territories, Hong Kong and virtually at https://us06web.zoom.us/j/88018781624?pwd=6tXemmAddSrnKZiLWYbrPgvCQlDX7q.1, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse sidee